EXHIBIT 99.11
Indian GAAP Standalone Statement, Notes and Report

Auditor’s Report on Quarterly Financial Results and Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 31 March 2008 and the year to date results for the period 1 April 2007 to 31 March 2008, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2008 as well as the year to date results for the period from 1 April 2007 to 31 March 2008.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815
Bangalore
15 April 2008

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (‘the Company’) as at 31 March 2008, the Profit and Loss Account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (‘the Act’), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)

in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e)

on the basis of written representations received from the directors, as at March 31, 2008, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2008 from being appointed as a director in terms of Section 274(1)(g) of the Act;

(f)

in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2008;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
15 April 2008

ANNEXURE TO THE AUDITORS' REPORT

The Annexure referred to in the auditors' report to the members of Infosys Technologies Limited (‘the Company’) for the year ended 31 March 2008. We report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
(b)

The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

	(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.
(ii)		The Company is a service company, primarily rendering information technology services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
(iii)	(a)	The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year and the year-end balance of such loan amounted to Rs 320,160,000.
(b)

In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c)

In the case of loan granted to the body corporate listed in the register maintained under Section 301, the borrowers have been regular in repaying the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and are repayable on demand. Accordingly, paragraph 4 (iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

	(d)	There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Companies Act, 1956.
(e)

The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraph 4 (iii) (e) to 4 (iii) (g) of the Order is not applicable.

(iv)

In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v)	(a)	In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.
(b)

In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v) (a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi)		The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.
(vii)		In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.
(viii)		The Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.
(ix)	(a)

According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have generally been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.

There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the aforesaid section has not yet been made effective by the Central Government.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2008 for a period of more than six months from the date they became payable.

	(b)	According to the information and explanations given to us, the following due has not been deposited by the Company on account of dispute:
Name of the Statute	Nature of the dues	Amount* (Rs in lakhs.)	Period to which the amount relates	Forum where dispute is pending
Central sales tax, 1956	Additional sales tax on implementation charges and expense reimbursement towards Finacle.	67.70	Financial year 2006-07	Appellate Deputy Commissioner (CT), Hyderabad
* Net of amount paid under protest

In addition, according to the information and explanations given to us, there are no dues of Income tax, Wealth tax, Service tax and cess which have not been deposited with the appropriate authorities on account of any dispute.

(x)	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. >Accordingly, paragraph 4(x) of the Order is not applicable.
(xi)	The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.
(xii)	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.
(xiii)	In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society. Accordingly, paragraph 4(xiii) of the Order is not applicable.
(xiv)	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.
(xv)	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.
(xvi)	The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.
(xvii)	he Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.
(xviii)	The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(xviii) of the Order is not applicable.
(xix)	The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.
(xx)	The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.
(xxi)	According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
15 April 2008

INFOSYS TECHNOLOGIES LIMITED

 in Rs. crore
Balance Sheet as at	Schedule	March 31, 2008	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	13,204	10,876
		13,490	11,162
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,508	3,889
Less: Accumulated depreciation		1,837	1,739
Net book value		2,671	2,150
Add: Capital work-in-progress		1,260	957
		3,931	3,107
INVESTMENTS	4	964	839
DEFERRED TAX ASSETS	5	99	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,093	2,292
Cash and bank balances	7	6,429	5,470
Loans and advances	8	2,705	1,199
		12,227	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,483	1,162
Provisions	10	2,248	662
NET CURRENT ASSETS		8,496	7,137
		13,490	11,162
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Year ended March 31,
		2008	2007
Income from software services and products		15,648	13,149
Software development expenses	11	8,876	7,278
GROSS PROFIT		6,772	5,871
Selling and marketing expenses	12	730	719
General and administration expenses	13	1,079	927
		1,809	1,646
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		4,963	4,225
Interest		-	-
Depreciation		546	469
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		4,417	3,756
Other income, net	14	683	375
Provision for investments		-	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		5,100	4,129
Provision for taxation (refer to note 23.2.12)	15	630	352
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		4,470	3,777
Income on sale of Investments, net of taxes (refer to note 23.2.22)		-	6
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		4,470	3,783
Balance Brought Forward		4,844	2,195
Less: Residual dividend paid		-	4
Dividend tax on the above		-	1
		4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION		9,314	5,973
Dividend
Interim		343	278
Final		415	371
One time special dividend		1,144	-
Total dividend		1,902	649
Dividend tax		323	102
Amount transferred to general reserve		447	378
Balance in profit and loss account		6,642	4,844
		9,314	5,973
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		78.24	67.82
Diluted		77.98	66.33
After exceptional Items
Basic		78.24	67.93
Diluted		77.98	66.44
Number of shares used in computing earnings per share
Basic		57,13,98,340	55,68,52,339
Diluted		57,33,06,887	56,93,42,694
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

 in Rs. crore
Cash Flow Statement for the	Schedule	Year ended March 31,
		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		5,100	4,129
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		546	469
Interest and dividend income		(654)	(298)
Profit on sale of liquid mutual funds		-	(11)
Provision for investments		-	2
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(18)	4
Changes in current assets and liabilities
Sundry debtors		(801)	(774)
Loans and advances	16	(186)	(180)
Current liabilities and provisions	17	312	347
Income taxes paid	18	(483)	(421)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,816	3,267
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,370)	(1,443)
Payment for intellectual property rights (refer to note 23.2.21)		-	14
Investment in subsidiaries (refer to note 23.2.16)		(127)	(635)
Investments in securities (refer to note 23.2.16)	20	-	695
Interest and dividend received	22	519	272
Cash flow from investing activities before exceptional items		(978)	(1,097)
Proceeds on sale of Long Term Investments (Net of taxes) (refer to note 23.2.22)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(978)	(1,091)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		58	1,216
Dividends paid during the period		(714)	(1,343)
Dividend Tax paid during the period		(121)	(189)
NET CASH USED IN FINANCING ACTIVITIES		(777)	(316)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		18	(4)
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		2,079	1,856
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		5,610	3,754
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	7,689	5,610
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31,2008	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,19,95,758 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.11
	* Also refer to note 23.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,768	1,543
	Add: Receipts on exercise of employee stock options	58	1,206
	Income tax benefit arising from exercise of stock options	25	19
		2,851	2,768
	General reserve - Opening balance	3,258	3,015
	Less: Gratuity transitional liability (refer to note 23.2.23)	-	9
	Less: Capitalized on issue of bonus shares	-	138
	Add: Transferred from the Profit and Loss Account	447	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 23.2.16)	-	12
		3,705	3,258
	Balance in Profit and Loss Account	6,642	4,844
		13,204	10,876

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet

3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,	For the Year	Retirement during	March 31,	April 1,	Year	Retirement during	March 31,	March 31,	March 31,
		2007		the Year	2008	2007		the Year	2008	2008	2007
	Land : free-hold	76	55	-	131	-	-	-	-	131	76
	leasehold	95	3	-	98	-	-	-	-	98	95
	Buildings*	1,471	482	-	1,953	266	111	-	377	1,576	1,205
	Plant and machinery *#	760	210	147	823	414	130	147	397	426	346
	Computer equipment *#	944	189	172	961	714	218	172	760	201	230
	Furniture and fixtures *#	541	127	129	539	344	87	129	302	237	197
	Vehicles	2	1	-	3	1	-	-	1	2	1
		3,889	1,067	448	4,508	1,739	546	448	1,837	2,671	2,150
	Previous year	2,837	1,098	46	3,889	1,275	469	5	1,739	2,150
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 23.2.6 for details

# During the year ended March 31, 2008, certain assets which are old and not in use having a gross book value of Rs 448 crore (net book value Nil) were retired.

in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2008	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd**
	3,38,22,319 (3,34,61,902) equity shares of Rs. 10/- each, fully paid	659	637
	Infosys Technologies (China) Co. Limited	46	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,00,00,000 (2,00,00,000) common stock of US $1.00 par value, fully paid	171	90
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	-
		964	839
	In other investments*	11	11
	Less: Provision for investments	11	11
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	-	-
		964	839
	Aggregate amount of unquoted investments	964	839
	* Refer to note 23.2.16 for details of investments
	** Investments include 17,37,092 (17,37,092) options in Infosys BPO (refer note 23.2.16)
5	DEFERRED TAX ASSETS
	Fixed assets	85	69
	Sundry debtors	7	3
	Others	7	7
		99	79
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	20	15
	Other debts
	Unsecured
	considered good**	3,093	2,292
	considered doubtful	20	7
		3,133	2,314
	Less: Provision for doubtful debts	40	22
		3,093	2,292
	* Includes dues from companies where directors are interested	2	7
	** Includes dues from subsidiaries (refer note 23.2.7)	8	2
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	243	302
	In deposit accounts	5,772	4,790
	Balances with non-scheduled banks in foreign currency **
	In current accounts	414	378
		6,429	5,470
	*Includes balance in unclaimed dividend account (refer note 23.2.25a)	2	2
	**Refer to note 23.2.13 for details of balances in non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	32	22
	Advances
	prepaid expenses	27	28
	for supply of goods and rendering of services*	10	3
	advance to gratuity fund trust	12	-
	interest accrued but not due	186	51
	others	20	20
		287	124
	Unbilled revenues	472	312
	Advance income tax	215	352
	MAT credit entitlement	169	-
	Loans and advances to employees
	housing and other loans	42	42
	salary advances	64	63
	Electricity and other deposits	24	20
	Rental deposits	11	10
	Deposits with financial institution and body corporate (refer to note 23.2.14)	1,421	261
	Mark to Market on options/ forward contracts	-	15
		2,705	1,199
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,706	1,200
	Less: Provision for doubtful loans and advances to employees	1	1
		2,705	1,199
	* Includes advances to subsidiary company	-	-
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	36	23
	accrued salaries and benefits
	salaries	46	28
	bonus and incentives	329	208
	unavailed leave	149	120
	for other liabilities
	provision for expenses	239	281
	retention monies	52	23
	withholding and other taxes payable	206	172
	Mark to Market on Options/Forward Contracts	116	-
	Gratuity obligation - unamortised amount relating to plan amendment	33	-
	Due to option holders of Infosys BPO	-	2
	Others	3	4
		1,209	861
	Advances received from clients	4	4
	Unearned revenue	268	295
	Unclaimed dividend	2	2
		1,483	1,162
	*Includes Due to Subsidiary company (Refer to Note 23.2.7)	7	5
10	PROVISIONS
	Proposed dividend	1,559	371
	Provision for
	tax on dividend	265	63
	income taxes *	381	207
	post-sales client support and warranties	43	21
		2,248	662

* Refer to note 23.2.12

in Rs. Crore
Schedules to Profit and Loss Account for the		Year ended March 31,
		2008	2007
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	6,805	5,396
	Overseas group health insurance	42	101
	Contribution to provident and other funds	170	143
	Staff welfare	49	41
	Technical sub-contractors - subsidiaries	773	633
	Technical sub-contractors - others	202	231
	Overseas travel expenses	298	283
	Visa charges and others	133	109
	Software packages
	for own use	213	192
	for service delivery to clients	25	25
	Communication expenses	55	52
	Computer maintenance	24	21
	Consumables	18	22
	Rent	23	17
	Provision for post-sales client support and warranties	46	12
		8,876	7,278
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	503	442
	Overseas group health insurance	1	3
	Contribution to provident and other funds	2	2
	Staff welfare	3	3
	Overseas travel expenses	83	92
	Visa charges and others	3	2
	Traveling and conveyance	3	3
	Commission and earnout charges	14	24
	Brand building	55	69
	Professional charges	18	23
	Rent	12	16
	Marketing expenses	15	25
	Telephone charges	8	6
	Communication expenses	2	1
	Printing and stationery	1	2
	Advertisements	4	3
	Office maintenance	-	-
	Sales promotion expenses	3	2
	Consumables	-	-
	Software packages
	for own use	-	1
	Computer maintenance	-	-
	Power and fuel	-	-
	Insurance charges	-	-
	Rates and taxes	-	-
	Bank charges and commission	-	-
	Miscellaneous expenses	-	-
		730	719
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	223	172
	Overseas group health insurance	(2)	-
	Contribution to provident and other funds	12	11
	Professional charges	167	137
	Telephone charges	117	106
	Power and fuel	106	88
	Traveling and conveyance	92	85
	Overseas travel expenses	14	15
	Visa charges and others	1	2
	Office maintenance	120	95
	Guest house maintenance*	2	2
	Insurance charges	20	27
	Printing and stationery	13	13
	Donations	20	21
	Rent	15	14
	Advertisements	6	8
	Repairs to building	22	23
	Repairs to plant and machinery	18	15
	Rates and taxes	34	24
	Professional membership and seminar participation fees	9	9
	Postage and courier	9	8
	Books and periodicals	4	5
	Provision for bad and doubtful debts	42	24
	Provision for doubtful loans and advances	-	1
	Commission to non-whole time directors	4	2
	Freight charges	1	1
	Bank charges and commission	1	1
	Research grants	5	13
	Auditor’s remuneration
	statutory audit fees	1	-
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Miscellaneous expenses	3	5
		1,079	927
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	650	182
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	4	116
	Miscellaneous income (refer to note 23.2.15)	24	35
	Exchange (losses) / gains	5	42
		683	375
	*includes tax deducted at source	86	31
15	PROVISION FOR TAXATION
	Income taxes*	819	375
	MAT credit entitlement	(169)	-
	Deferred taxes	(20)	(23)
		630	352
	*Refer to note 23.2.12

Schedules to Cash Flow Statements for the		Year ended March 31,
		2008	2007
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,705	1,199
	Add: Gratutity transitional liability	9	9
	Gratuity obligation - unamortised amount relating to plan amendment (refer to Note 23.2.23)	(33)	-
	Less: Deposits with financial institutions included in cash and cash equivalents**	(1,260)	(140)
	Interest accrued but not due	(186)	(51)
	MAT credit entitlement	(169)	-
	Advance income taxes separately considered	(215)	(352)
		851	665
	Less: Opening balance considered	(665)	(485)
		186	180
	* includes loans to subsidiary and net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	3,731	1,824
	Add/ (Less): unclaimed dividend	(2)	(2)
	Due to option holders of Infosys BPO	-	(2)
	Gratuity obligation - unamortised amount relating to plan amendment	(33)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(381)	(207)
	Dividends	(1,559)	(371)
	Dividend Taxes	(265)	(63)
		1,491	1,179
	Less: Opening balance considered*	(1,179)	(832)
		312	347
	*Adjusted for liability towards intellectual property rights (Refer to note 23.2.21)
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	630	352
	Add/(Less): Increase/(Decrease) in advance income taxes	(137)	85
	Increase/(Decrease) in deferred taxes	20	23
	Increase/(Decrease) in MAT entitlement credit	169	-
	Income tax benefit arising from exercise of stock options	(25)	(19)
	(Increase)/Decrease in income tax provision	(174)	(20)
		483	421
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the Balance Sheet*	1,067	1,057
	Less: Opening Capital work-in-progress	(957)	(571)
	Add: Closing Capital work-in-progress	1,260	957
		1,370	1,443
	* Excludes Rs. Nil (Rs 41 crore) towards movement of land from Leasehold to Freehold
20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	964	839
	Add: Provisions on investments	-	2
		964	841
	Less: Investment in subsidiaries	(125)	(649)
	Profit on sale of liquid mutual funds	-	(11)
	Opening balance considered	(839)	(876)
		-	(695)
	* Refer to note 23.2.16 for investment and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	6,429	5,470
	Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,260	140
		7,689	5,610
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
22	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	51	25
	Add: Interest and dividend income	654	298
	Less: Interest acrrued but not due closing balance	(186)	(51)
		519	272

Schedules to the Financial Statements for the year ended March 31, 2008

23 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementatio n, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1 Significant accounting policies

23.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Management evaluates all recently issued or revised accounting standards on an on-going basis.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

23.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element con tracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

23.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

23.1.7 Retirement benefits to employees

23.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

23.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10 Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in exce ss of compensation charged to profit and loss account are credited to the share premium account.

23.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares iss ues effected prior to the approval of the financial statements by the board of directors.

23.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

23.1.15 Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

23.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Year ended March 31,
	2008	2007
Salaries and bonus including overseas staff expenses#	7,531	6,010
Contribution to provident and other funds	184	156
Staff welfare
Staff welfare	52	44
Overseas group health insurance*	41	104
Overseas travel expenses	395	390
Visa charges and others	137	113
Traveling and conveyance	95	88
Technical sub-contractors - subsidiaries	773	633
Technical sub-contractors - others	202	231
Software packages	-	-
For own use	213	193
For service delivery to clients	25	25
Professional charges	185	160
Telephone charges	125	112
Communication expenses	57	53
Power and fuel	106	88
Office maintenance	120	95
Guest house maintenance**	2	2
Commission and earnout charges	14	24
Brand building	55	69
Rent	50	47
Insurance charges	20	27
Computer maintenance	24	21
Printing and stationery	14	15
Consumables	18	22
Donations	20	21
Advertisements	10	11
Marketing expenses	15	25
Repairs to building	22	23
Repairs to plant and machinery	18	15
Rates and taxes	34	24
Professional membership and seminar participation fees	9	9
Postage and courier	9	8
Provision for post-sales client support and warranties	46	12
Books and periodicals	4	5
Provision for bad and doubtful debts	42	24
Provision for doubtful loans and advances	-	1
Commission to non-whole time directors	4	2
Sales promotion expenses	3	2
Freight charges	1	1
Bank charges and commission	1	1
Auditor's remuneration	-	-
statutory audit fees	1	-
Certification charges	-	-
Others	-	-
Out-of-pocket expenses	-	-
Research grants	5	13
Miscellaneous expenses	3	5
	10,685	8,924
FringeBenefit Tax (FBT) in India included in the above	17	17
# During the year, the Company paid an amount of Rs. 102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible overtime payment to certain employees.
* The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs.71 crore was written back.
**for non-training purposes

23.2.2. Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	600	655
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	2
Claims against the company, not acknowledged as debts*	3	15
(Net of Amount Rs. 101 crore (Rs. 238 crore ) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 521,000,000	US $ 165,000,000
(Equivalent approximate in Rs. crore)	2,085	711
In Euro	€ 1,00,00,000	€ 20,00,000
(Equivalent approximate in Rs. crore)	63	12
In GBP	-	£55,00,000
(Equivalent approximate in Rs. crore)	-	47
Options outstanding
Range barrier options in US $	US $ 100,000,000	US $ 205,000,000
(Equivalent approximate in Rs. crore)	400	884
Euro Accelerator in Euro	£ 1,20,00,000	£ 2,40,00,000
(Equivalent approximate in Rs. crore)	76	138
Target Redemption structure (GBP)	-	£1,60,00,000
(Equivalent approximate in Rs. crore)	-	136
Euro Forward extra	£ 50,00,000	-
(Equivalent approximate in Rs. crore)	32	-
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore ( Rs 234 crore), including interest of Rs 18 crore ( Rs 51 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.The matter is pending before the Commissioner of Income tax ( Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the company's net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Nil (Rs. 995 crore as at March 31, 2007).

23.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
Particulars	Year ended March 31,
	2008	2007
Capital goods	296	258
Software packages	8	8
	304	266

23.2.5. Activity in foreign currency

in Rs. Crore
Particulars	Year ended March 31,
	2008	2007
Earnings in foreign currency (on receipts basis)
Income from software services and products	14,468	12,143
Interest received on deposits with banks	22	13
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	400	363
Professional charges	74	70
Technical sub-contractors - subsidiaries	753	612
Other expenditure incurred overseas for software development	5,257	4,342
Net earnings in foreign currency (on the receipts and payments basis)	8,006	6,769

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2008 and March 31, 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
Particulars	Year ended March 31,
	2008	2007
Lease rentals recognized during the period	50	47

in Rs. Crore
Lease obligations	As at
	March 31, 2008	March 31, 2007
Within one year of the balance sheet date	28	32
Due in a period between one year and five years	88	92
Due after five years	24	44
	140	168

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2008 and March 31, 2007 :

in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	58	13	45
	46	9	37
Plant and machinery	22	13	9
	20	11	9
Computer equipment	2	2	-
	2	2	-
Furniture & fixtures	10	8	2
	12	10	2
Total	92	36	56
	80	32	48

The aggregate depreciation charged on the above during the year ended March 31, 2008 amounted to Rs.9 crore (Rs.10 crore for the year ended March 31, 2007.)

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 23.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	March 31, 2008	March 31, 2007
Within one year of the balance sheet date	4	12
Due in a period between one year and five years	-	4
Due after five years	-	-
	4	16

The rental income from Infosys BPO for the year ended March 31, 2008 amounted to Rs.18 crore (Rs. 17 crore for the year ended March 31, 2007)

23.2.7. Related party transactions

List of related parties:

Name of the related party	Country	Holding, as at
		March 31, 2008	March 31, 2007
Infosys BPO	India	99.98%	98.92%#
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	-
Infosys BPO s. r. o *	Czech Republic	99.98%	98.92%
P-Financial Services Holding B.V. Netherlands **	Netherlands	99.98%	-
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.
**P-Financial Services Holding B.V. Netherlands is a wholly owned subsidiary of Infosys BPO
# Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 23.2.6, for the year ended March 31, 2008 and 2007 are as follows:

in Rs. Crore
Particulars	Year ended March 31,
	2008	2007
Capital transactions:
Infosys BPO	22	612
Infosys China	-	23
Infosys Mexico	22	-
Infosys Consulting	81	14
Loans
Infosys China	10	8
Revenue transactions:
Purchase of services
Infosys BPO (Including Infosys BPO s.r.o)	-	8
Infosys Australia	482	397
Infosys China	54	37
Infosys Consulting	231	189
Infosys Mexico	3	-
Purchase of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	11	3
Interest Income
Infosys China	-	1
Sale of services
Infosys Australia	4	3
Infosys China	-	2
Infosys Consulting	1	3
Sale of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	44	19
Infosys Consulting	2	2

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2008 and year ended March 31, 2007:

in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Loans and advances
Infosys China	32	22
Debtors
Infosys China	8	2
Infosys BPO (Including Infosys BPO s.r.o)	-	-
Creditors
Infosys China	7	5
Maximum balances of loans and advances
Infosys BPO (Including Infosys BPO s.r.o)	2	2
Infosys Australia	31	24
Infosys China	32	25
Infosys Consulting	16	14
Sundry Creditors
Infosys Mexico	-	-

During the year ended March 31, 2008, an amount of Rs. 20 crore (Rs.19 crore for the year ended March 31, 2007 ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2008 and March 31, 2007 have been detailed in Schedule 23.3 since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Whole-time directors
Salary	2	1
Contributions to provident and other funds	-	-
Perquisites and incentives	5	3
Total remuneration	7	4
Non-Whole-time directors
Commission	4	2
Sitting fees	-	-
Reimbursement of expenses	1	-
Total remuneration	5	2

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Net Profit after tax from Ordinary activities	4,470	3,777
Add:
Whole-time directors' remuneration	7	4
Directors' sitting fees	-	-
Commission to non-whole time-directors	4	2
Provision for bad and doubtful debts	42	24
Provision for doubtul loans and advances	-	1
Provision on investments	-	2
Depreciation as per books of accounts	546	469
Provision for taxation	630	352
	5,699	4,631
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	546	469
Profit of a capital nature	-	-
Net profit on which commission is payable	5,153	4,162
Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	52	42
Maximum approved by the share holders (0.5%)	26	21
Commission approved by the Board	4	2
* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

During the year ended March 31, 2008 and 2007, Infosys BPO has provided for commission of Rs.0.12 and Rs 0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Revenue	201	167

23.2.10. Dues to small-scale industrial undertakings and dues to micro enterprises and small enterprises

As at March 31, 2008 the company has no outstanding dues to micro enterprises and small enterprises/small-scale industrial undertaking. As at March 31, 2007 the company had no outstanding dues to small-scale industrial undertaking.

23.2.11. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2008	2007
Options outstanding, beginning of period	20,84,124	45,46,480
Granted	-	-
Less: exercised	5,00,465	22,91,213
forfeited	53,212	1,71,143
Options outstanding, end of period	15,30,447	20,84,124

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2008	2007
Options outstanding, beginning of period	18,97,840	1,91,79,074
Granted	-	6,38,761
Less: exercised	2,85,431	1,78,08,689
forfeited	1,17,716	1,11,306
Options outstanding, end of period	14,94,693	18,97,840

In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 23.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Net Profit:
As Reported	4,470	3,783
Less: Stock-based employee compensation expense	13	-
Adjusted Proforma	4,457	3,783
Basic Earnings per share as reported	78.24	67.93
Proforma Basic Earnings per share	78.00	67.93
Diluted Earnings per share as reported	77.98	66.44
Proforma Earnings per share as reported	77.74	66.44

The Finance Act, 2007 included Fringe Benefit Tax ("FBT") on Employee Stock Option's Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2008, 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 2 crores has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and loss account.

23.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 169 crores was carried forward and shown under "Loans and Advances" in the balance sheet as of March 31, 2008.

The tax provision for the year ended March 31, 2008 includes a net reversal of Rs 121 crores for liability no longer required.

23.2.13. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	March 31, 2008	March 31, 2007
In current accounts
ABN Amro Bank , Taipei, Taiwan	-	2
Bank of America, Palo Alto, USA	272	293
Citibank NA, Melbourne, Australia	30	36
Citibank NA, Tokyo, Japan	2	1
Deutsche Bank, Brussels, Belgium	5	13
Deutsche Bank, Frankfurt, Germany	5	4
Deutsche Bank, Amsterdam, Netherlands	3	2
Deutsche Bank, Paris, France	2	3
Deutsche Bank, Zurich, Switzerland	1	-
Deutsche Bank, UK	76	5
HSBC Bank PLC, Croydon, UK	2	11
Royal Bank of Canada, Toronto, Canada	12	7
Deutsche Bank, Spain	2	1
Nordbanken, Stockholm, Sweden	1	-
Svenska Handelsbanken, Sweden	1	-
	414	378

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Year ended March 31,
	2008	2007
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	2
Bank of America, Palo Alto, USA	637	573
Citibank NA, Melbourne, Australia	126	95
Citibank NA, Tokyo, Japan	14	30
Deutsche Bank, Brussels, Belgium	38	29
Deutsche Bank, Frankfurt, Germany	20	31
Deutsche Bank, Amsterdam, Netherlands	3	5
Deutsche Bank, Paris, France	5	6
Deutsche Bank, Spain	2	1
Deutsche Bank, Zurich, Switzerland	15	13
Deutsche Bank, UK	311	26
HSBC Bank PLC, Croydon, UK	32	237
Nordbanken, Stockholm, Sweden	1	2
Royal Bank of Canada, Toronto, Canada	17	15
Svenska Handels Bank, Stockholm, Sweden	2	1
UFJ Bank, Tokyo, Japan	3	34
Morgan Stanley Bank,US-Account	9	-
ABN Amro Bank, Copenhagen, Denmark	-	-
Citibank NA, Singapore	-	-
Citibank NA, Thailand	-	-

23.2.14. Loans and advances

"Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	March 31, 2008	March 31, 2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	-
GE Capital Services India	260	140
Life Insurance Corporation of India	161	121
	1,421	261

Maximum balance (Including accured Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Year ended March 31,
	2008	2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,031	510
GE Capital Services India	312	382
Life Insurance Corporation of India	161	132

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

23.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2008 and 2007 is less than Rs. 1 crore and accordingly disclosed in note 23.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Year ended March 31,
	2008	2007
Charged during the period	16	26

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2008.

23.2.16. Details of Investments

in Rs. crore
Particulars	As at
	March 31, 2008	March 31, 2007
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	9	-
NIL (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
NIL (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	-	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
563 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
337 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
	11	11
Less: Provision for investment	11	11
	-	-
* During the year all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.

Details of investments in and disposal of securities during the year ended March 31, 2008 and 2007:

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Investment in securities
Subsidiaries	125	649
Long-term investments	-	-
Liquid Mutual funds	1,518	4,341
	1,643	4,990
Redemption / Disposal of Investment in securities
Long-term investments	-	-
Liquid Mutual funds	1,518	5,025
	1,518	5,025
Net movement in investments	125	(35)

Investment purchased and sold during the year ended March 31, 2008:

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost
Reliance Liquidity Fund - Treasury Plan	10	24,20,31,906	242
Birla Cash Plus Fund- Institutional Plan	10	14,97,08,069	150
Tata Liquid Super High Investment Fund- Monthly Dividend	1000	9,75,757	110
Birla Liquid Plus Fund- Institutional Plan	10	9,99,96,063	100
Deutsche Insta Cash Plus Fund - Institutional Plan	10	9,98,32,115	100
Deutsche Money Plus Fund - Institutional Plan	10	9,88,84,670	100
DSP Merrill Lynch Liquid Fund - Institutional Plan	1000	4,49,824	45
DSP Liquid plus - Institutional Plan	1000	4,49,824	45
Franklin Floating Rate - Institutional Plan	10	7,47,75,059	75
Templeton India Treasury Mang Acct - Institutional Plan	1000	7,38,016	75
HSBC - Cash Fund Institutional Plan	10	9,99,56,442	100
HSBC Liquid Plus - Institutional Plan	10	9,91,02,655	100
ICICI Institutional Liquid Plus	10	9,50,63,038	100
Grindlays Cash Fund - Institutional Plan	1000	4,99,985	50
SCB-Grindlays Floating Rate Fund - Institutional Plan	10	4,98,93,280	50
Sundaram Liquid Plus Super - Institutional Plan	10	7,41,34,846	75

Particulars of investments made during the year ended March 31, 2008 and 2007:

in Rs. crore
Particulars of investee companies	Year ended March 31,
	2008	2007
Infosys Con	81	14
Infosys Mexico	22	-
Infosys China	-	23
Infosys BPO	22	612
	125	649
* Includes an amount of Rs. 12 crore towards fair value of Infosys BPO options swapped with equivalent Infosys options and Rs. 2 crore due to option holders of Infosys BPO relating to option purchases paid during the year March 31, 2008.

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006.

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys had paid an aggregate of Rs 71 crore for the purchase of shares and options and had granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO had increased by Rs 83 crore and reserves had increased by 12 crore in March 2007.

In February 2008, Infosys paid an aggregate of Rs 22 crore to complete the deferred purchase of 3,60,417 shares from certain employees of Infosys BPO. Consequent to this purchase, Infosys holding in Infosys BPO increased to 99.98% as at March 31, 2008.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc. As of March 31, 2008, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

Conversion of Cumulative Preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore w as remitted to CIFC on the same date.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the year ended March 31, 2008 amounted to Nil. (Rs 2 crore for year ended March 31, 2007).

The company provided Rs. Nil and Rs. 1 crore during the year ended on March 31, 2008 and 2007 on revision of the carrying amount of non-trade current investments to fair value.

Redemption of preference shares

On September 7, 2007 the company realised Rs. 0.36 crore on redemption of the preference shares in M-Commerce Ventures Pte. Limited, Singapore ("M-Commerce"). There were no such transactions in the quarter or year ended March 31, 2007. The entire investment in M-Commerce was fully provided for in earlier years. Accordingly, the realised gain was taken to the profit and loss account and the provision written back.

23.2.17. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2008 and 2007:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,706	2,291	3,215	1,945	2,491	15,648
	4,951	1,805	2,409	1,386	2,598	13,149
Identifiable operating expenses	2,426	1,028	1,401	836	1,085	6,776
	2,139	767	1,016	588	1,111	5,621
Allocated expenses	1,424	572	804	485	624	3,909
	1,244	454	605	348	652	3,303
Segmental operating income	1,856	691	1,010	624	782	4,963
	1,568	584	788	450	835	4,225
Unallocable expenses						546
						469
Operating income						4,417
						3,756
Other income (expense), net						683
						373
Net profit before taxes and exceptional items						5,100
						4,129
Income taxes						630
						352
Net profit after taxes and before exceptional items						4,470
						3,777
Income on sale of investments (net of taxes)						-
						6
Net profit after taxes and exceptional items						4,470
						3,783

Geographic Segments

Year ended March 31, 2008 and 2007:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	9,873	4,207	219	1,349	15,648
	8,395	3,393	214	1,147	13,149
Identifiable operating expenses	4,308	1,668	46	754	6,776
	3,636	1,314	53	618	5,621
Allocated expenses	2,466	1,050	56	337	3,909
	2,110	853	53	287	3,303
Segmental operating income	3,099	1,489	117	258	4,963
	2,649	1,226	108	242	4,225
Unallocable expenses					546
					469
Operating income					4,417
					3,756
Other income (expense), net					683
					373
Net profit before taxes and exceptional items					5,100
					4,129
Income taxes					630
					352
Net profit after taxes and before exceptional items					4,470
					3,777
Income on sale of investments (net of taxes)					-
					6
Net profit after taxes and exceptional items					4,470
					3,783

23.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2008 the company has provided for doubtful debts of Rs.20 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2008	2007
Interim dividend for Fiscal 2008	10,92,19,011	66	-
Interim dividend for Fiscal 2007	7,76,06,280	-	39
Final dividend for Fiscal 2007	10,92,18,536	71	-
Silver Jubilee special dividend*	7,70,94,270	-	116
Final dividend for Fiscal 2006*	7,70,94,270	-	33
* Adjusted for bonus issue

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,
	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,13,98,340	55,68,52,339
Add: Effect of dilutive issues of shares/stock options	19,08,547	1,24,90,355
Number of shares considered as weighted average shares and potential shares outstanding	57,33,06,887	56,93,42,694

23.2.21 Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crores (US $4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other income.

23.2.22 Exceptional items

During the year ended March,31,2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies. During the year ended March 31, 2007, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

23.2.23 Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Obligations at period beginning	221	180
Service Cost	47	44
Interest cost	16	14
Actuarial (gain)/loss	(9)	-
Benefits paid	(21)	(17)
Amendment in benefit plans	(37)	-
Obligations at period end	217	221
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	221	167
Expected return on plan assets	18	16
Actuarial gain/(loss)	2	3
Contributions	9	52
Benefits paid	(21)	(17)
Plans assets at period end, at fair value	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	229	221
Present value of the defined benefit obligations at the end of the period	217	221
Asset recognized in the balance sheet	12	-
Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

in Rs. Crore
Gratuity cost for the period	Year ended March 31,
	2008	2007
Service cost	47	44
Interest cost	16	14
Expected return on plan assets	(18)	(16)
Actuarial (gain)/loss	(11)	(3)
Amortizations(Reduction in benefit)	(4)	-
Net gratuity cost	30	39
Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2008 amounted to Rs 33 crores and shown under "Current Liabilities".

23.2.24 Provident Fund

The Guidance on Implementing AS 15, Employee benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

23.2.25 Cashflow Statement

23.2.25.a

The balance of cash and cash equivalents includes Rs.2 crore as at March 31, 2008 (Rs. 2 crore as at March 31, 2007) set aside for payment of dividends.

23.2.25.b Restricted Cash

Deposits with financial institutions and body corporate as at March 31, 2008 include an amount of Rs. 161 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		March 31, 2008	March 31, 2007
3	Fixed assets
	Additions
	Vehicles	-	-
	Deductions/retirements
	Plant and Machinery	146.47	0.34
	Furniture and Fixtures	129.24	0.15
	Depreciation & Amortization for the period
	Vehicles	0.36	1.00
7	Cash in Hand	-	-
23.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	-	0.08
23.2.13	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.01	0.04
	- ABN Amro Bank , Taipei, Taiwan	0.23	1.51
	- Citibank NA, Singapore	0.02	0.03
	- Citibank NA, Thailand	0.31	0.16
	- Nordbanken, Stockholm, Sweden	0.89	0.05
	- Svenska Handels Bank, Stockholm, Sweden	1.23	0.01
	- UFJ Bank, Tokyo, Japan	0.00	0.06
	- Deutsche Bank, Zurich, Switzerland	1.34	0.21
23.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

Profit & Loss Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2008	2007
Profit & Loss	Provision for investments	(0.36)	2.02
12	Selling and Marketing expenses
	Visa charges and others	2.17	-
	Printing & Stationery	1.16	-
	Office maintenance	0.39	0.26
	Computer maintenance	0.02	0.09
	Advertisement	4.21	-
	Software Packages for own use	0.12	0.50
	Communication Expenses	1.33	0.75
	Rates and Taxes	0.02	-
	Consumables	0.23	0.31
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.54	0.56
	Overseas group health insurance	(2.30)	(0.11)
	Commission to non-whole time directors	4.07	1.83
	Visa charges others	0.59	2.40
	Auditor's remuneration :
	Statutory audit fees	0.64	0.46
	Others	0.11	0.04
	Certification Charges	0.05	0.04
	Out-of-pocket expenses	0.03	0.03
	Freight charges	0.76	0.93
	Bank charges and commission	1.08	1.24
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.54	0.56
	Commission to non whole time directors	4.07	1.83
	Guest house maintenance	2.71	2.23
	Auditor's remuneration
	Statutory audit fees	0.64	0.48
	Others	0.11	0.04
	Certification Charges	0.05
	Out-of-pocket expenses	0.03	0.03
	Bank charges and commission	1.08	1.24
	Freight charges	0.76	0.93
23.2.7	Related Party Transactions
	Revenue Transactions
	Purchase of shared services including facilities and personnel
	Interest Income - Infosys China	0.96	-
	Sale of services - Infosys consulting	0.36	0.28
	Sale of services - Infosys BPO (including Infosys BPO s.r.o)	-	0.49
23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.18	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.05)
	Profit/(loss) on disposal of fixed assets, net	0.17	0.12
23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.25	0.11
	- Citibank NA, Singapore	0.08	0.19
	- Citibank NA, Sharjah, UAE	-	0.18
	- Citibank NA, Thailand	0.33	0.16
		-	0.02

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2008	2007
Cash Flow	Profit/ loss on sale of fixed assets	0.17	0.12
Statement	Proceeds on disposal of fixed assets	0.38	0.40
	Provisions for investments	(0.36)	2.02

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2008 and 2007 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy *	-	-	-	-
	0.06	0.02	0.21	0.29
Co-Chairman
Nandan M Nilekani	0.21	0.05	0.56	0.82
	0.16	0.04	0.33	0.53
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.21	0.05	0.55	0.81
	0.16	0.04	0.34	0.54
Chief Operating Officer
S D Shibulal	0.20	0.05	0.53	0.78
	0.13	0.04	0.29	0.46
Whole-time Directors
K Dinesh	0.21	0.05	0.56	0.82
	0.13	0.04	0.33	0.50
T V Mohandas Pai	0.33	0.11	1.36	1.80
	0.24	0.08	0.60	0.92
Srinath Batni	0.31	0.08	0.88	1.27
	0.20	0.04	0.50	0.74
Chief Financial Officer
V Balakrishnan	0.26	0.08	0.70	1.04
	0.17	0.05	0.56	0.78
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.56	-	0.01	0.57
	0.23	-	-	0.23
Prof.Marti G. Subrahmanyam	0.47	-	0.12	0.59
	0.21	-	0.11	0.32
David L. Boyles	0.47	-	-	0.47
	0.21	-	-	0.21
Dr.Omkar Goswami	0.44	-	0.01	0.45
	0.19	-	0.02	0.21
Sen. Larry Pressler	-	-	-	-
	0.04	-	0.03	0.07
Rama Bijapurkar	0.44	-	0.01	0.45
	0.21	-	0.01	0.22
Claude Smadja	0.42	-	0.20	0.62
	0.21	-	0.20	0.41
Sridar A Iyengar	0.46	-	0.09	0.55
	0.21	-	0.13	0.34
Jeffrey S. Lehman	0.43	-	0.02	0.45
	0.18	-	-	0.18
N R Narayana Murthy *	0.50	-	-	0.50
	0.14	-	-	0.14
* Appointed as Additional Director effective August 21, 2006

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 31 March 2008, the Profit and Loss Account of the Company for the quarter and year ended on that date and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)

in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by Companies (Accounting Standards) Rules, 2006, to the extent applicable; and

(e)

in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2008;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
15 April 2008

INFOSYS TECHNOLOGIES LIMITED

 in Rs. crore
Balance Sheet as at	Schedule	March 31, 2008	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	13,204	10,876
		13,490	11,162
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,508	3,889
Less: Accumulated depreciation		1,837	1,739
Net book value		2,671	2,150
Add: Capital work-in-progress		1,260	957
		3,931	3,107
INVESTMENTS	4	964	839
DEFERRED TAX ASSETS	5	99	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,093	2,292
Cash and bank balances	7	6,429	5,470
Loans and advances	8	2,705	1,199
		12,227	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,483	1,162
Provisions	10	2,248	662
NET CURRENT ASSETS		8,496	7,137
		13,490	11,162
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Income from software services and products		4,235	3,555	15,648	13,149
Software development expenses	11	2,372	1,979	8,876	7,278
GROSS PROFIT		1,863	1,576	6,772	5,871
Selling and marketing expenses	12	189	189	730	719
General and administration expenses	13	289	239	1,079	927
		478	428	1,809	1,646
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		1,385	1,148	4,963	4,225
Interest		-	-	-	-
Depreciation		142	133	546	469
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,243	1,015	4,417	3,756
Other income, net	14	133	120	683	375
Provision for investments		-	(1)	-	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,376	1,136	5,100	4,129
Provision for taxation (refer to note 23.2.12)	15	194	12	630	352
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		1,182	1,124	4,470	3,777
Income on sale of Investments, net of taxes (refer to note 23.2.22)		-	-	-	6
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		1,182	1,124	4,470	3,783
Balance Brought Forward		7,731	4,532	4,844	2,195
Less: Residual dividend paid		-	-	-	4
Dividend tax on the above		-	-	-	1
		7,731	4,532	4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION		8,913	5,656	9,314	5,973
Dividend
Interim		-	-	343	278
Final		415	371	415	371
One time special dividend		1,144	-	1,144	-
Total dividend		1,559	371	1,902	649
Dividend tax		265	63	323	102
Amount transferred to general reserve		447	378	447	378
Balance in profit and loss account		6,642	4,844	6,642	4,844
		8,913	5,656	9,314	5,973
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		20.66	19.96	78.24	67.82
Diluted		20.60	19.61	77.98	66.33
After exceptional Items
Basic		20.66	19.96	78.24	67.93
Diluted		20.60	19.61	77.98	66.44
Number of shares used in computing earnings per share
Basic		57,18,27,067	56,27,77,938	57,13,98,340	55,68,52,339
Diluted		57,33,04,655	57,27,31,800	57,33,06,887	56,93,42,694
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

 in Rs. crore
Cash Flow Statement for the	Schedule	Year ended March 31,
		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		5,100	4,129
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		546	469
Interest and dividend income		(654)	(298)
Profit on sale of liquid mutual funds		-	(11)
Provision for investments		-	2
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(18)	4
Changes in current assets and liabilities
Sundry debtors		(801)	(774)
Loans and advances	16	(186)	(180)
Current liabilities and provisions	17	312	347
Income taxes paid	18	(483)	(421)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,816	3,267
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,370)	(1,443)
Payment for intellectual property rights (refer to note 23.2.21)		-	14
Investment in subsidiaries (refer to note 23.2.16)		(127)	(635)
Investments in securities (refer to note 23.2.16)	20	-	695
Interest and dividend received	22	519	272
Cash flow from investing activities before exceptional items		(978)	(1,097)
Proceeds on sale of Long Term Investments (Net of taxes) (refer to note 23.2.22)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(978)	(1,091)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		58	1,216
Dividends paid during the period		(714)	(1,343)
Dividend Tax paid during the period		(121)	(189)
NET CASH USED IN FINANCING ACTIVITIES		(777)	(316)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		18	(4)
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		2,079	1,856
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		5,610	3,754
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	7,689	5,610
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31,2008	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,19,95,758 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.11
	* Also refer to note 23.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,768	1,543
	Add: Receipts on exercise of employee stock options	58	1,206
	Income tax benefit arising from exercise of stock options	25	19
		2,851	2,768
	General reserve - Opening balance	3,258	3,015
	Less: Gratuity transitional liability (refer to note 23.2.23)	-	9
	Less: Capitalized on issue of bonus shares	-	138
	Add: Transferred from the Profit and Loss Account	447	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 23.2.16)	-	12
		3,705	3,258
	Balance in Profit and Loss Account	6,642	4,844
		13,204	10,876

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet

3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,	For the Year	Retirement during	March 31,	April 1,	Year	Retirement during	March 31,	March 31,	March 31,
		2007		the Year	2008	2007		the Year	2008	2008	2007
	Land : free-hold	76	55	-	131	-	-	-	-	131	76
	leasehold	95	3	-	98	-	-	-	-	98	95
	Buildings*	1,471	482	-	1,953	266	111	-	377	1,576	1,205
	Plant and machinery *#	760	210	147	823	414	130	147	397	426	346
	Computer equipment *#	944	189	172	961	714	218	172	760	201	230
	Furniture and fixtures *#	541	127	129	539	344	87	129	302	237	197
	Vehicles	2	1	-	3	1	-	-	1	2	1
		3,889	1,067	448	4,508	1,739	546	448	1,837	2,671	2,150
	Previous year	2,837	1,098	46	3,889	1,275	469	5	1,739	2,150
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 23.2.6 for details
# During the year ended March 31, 2008, certain assets which are old and not in use having a gross book value of Rs 448 crore (net book value Nil) were retired.

in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2008	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd**
	3,38,22,319 (3,34,61,902) equity shares of Rs. 10/- each, fully paid	659	637
	Infosys Technologies (China) Co. Limited	46	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,00,00,000 (2,00,00,000) common stock of US $1.00 par value, fully paid	171	90
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	-
		964	839
	In other investments*	11	11
	Less: Provision for investments	11	11
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	-	-
		964	839
	Aggregate amount of unquoted investments	964	839
	* Refer to note 23.2.16 for details of investments
	** Investments include 17,37,092 (17,37,092) options in Infosys BPO (refer note 23.2.16)
5	DEFERRED TAX ASSETS
	Fixed assets	85	69
	Sundry debtors	7	3
	Others	7	7
		99	79
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	20	15
	Other debts
	Unsecured
	considered good**	3,093	2,292
	considered doubtful	20	7
		3,133	2,314
	Less: Provision for doubtful debts	40	22
		3,093	2,292
	* Includes dues from companies where directors are interested	2	7
	** Includes dues from subsidiaries (refer note 23.2.7)	8	2
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	243	302
	In deposit accounts	5,772	4,790
	Balances with non-scheduled banks in foreign currency **
	In current accounts	414	378
		6,429	5,470
	*Includes balance in unclaimed dividend account (refer note 23.2.25a)	2	2
	**Refer to note 23.2.13 for details of balances in non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	32	22
	Advances
	prepaid expenses	27	28
	for supply of goods and rendering of services*	10	3
	advance to gratuity fund trust	12	-
	interest accrued but not due	186	51
	others	20	20
		287	124
	Unbilled revenues	472	312
	Advance income tax	215	352
	MAT credit entitlement	169	-
	Loans and advances to employees
	housing and other loans	42	42
	salary advances	64	63
	Electricity and other deposits	24	20
	Rental deposits	11	10
	Deposits with financial institution and body corporate (refer to note 23.2.14)	1,421	261
	Mark to Market on options/ forward contracts	-	15
		2,705	1,199
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,706	1,200
	Less: Provision for doubtful loans and advances to employees	1	1
		2,705	1,199
	* Includes advances to subsidiary company	-	-
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	36	23
	accrued salaries and benefits
	salaries	46	28
	bonus and incentives	329	208
	unavailed leave	149	120
	for other liabilities
	provision for expenses	239	281
	retention monies	52	23
	withholding and other taxes payable	206	172
	Mark to Market on Options/Forward Contracts	116	-
	Gratuity obligation - unamortised amount relating to plan amendment	33	-
	Due to option holders of Infosys BPO	-	2
	Others	3	4
		1,209	861
	Advances received from clients	4	4
	Unearned revenue	268	295
	Unclaimed dividend	2	2
		1,483	1,162
	*Includes Due to Subsidiary company (Refer to Note 23.2.7)	7	5
10	PROVISIONS
	Proposed dividend	1,559	371
	Provision for
	tax on dividend	265	63
	income taxes *	381	207
	post-sales client support and warranties	43	21
		2,248	662
* Refer to note 23.2.12
in Rs. Crore
Schedules to Profit and Loss Account for the		Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,818	1,460	6,805	5,396
	Overseas group health insurance	35	33	42	101
	Contribution to provident and other funds	45	38	170	143
	Staff welfare	14	12	49	41
	Technical sub-contractors - subsidiaries	198	187	773	633
	Technical sub-contractors - others	35	61	202	231
	Overseas travel expenses	77	77	298	283
	Visa charges and others	29	25	133	109
	Software packages
	for own use	59	51	213	192
	for service delivery to clients	3	5	25	25
	Communication expenses	15	12	55	52
	Computer maintenance	9	6	24	21
	Consumables	3	5	18	22
	Rent	6	6	23	17
	Provision for post-sales client support and warranties	26	1	46	12
		2,372	1,979	8,876	7,278
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	136	114	503	442
	Overseas group health insurance	1	1	1	3
	Contribution to provident and other funds	1	1	2	2
	Staff welfare	1	1	3	3
	Overseas travel expenses	20	23	83	92
	Visa charges and others	1	-	3	2
	Traveling and conveyance	1	1	3	3
	Commission and earnout charges	4	1	14	24
	Brand building	14	25	55	69
	Professional charges	1	7	18	23
	Rent	3	4	12	16
	Marketing expenses	2	7	15	25
	Telephone charges	2	1	8	6
	Communication expenses	1	-	2	1
	Printing and stationery	-	-	1	2
	Advertisements	-	1	4	3
	Office maintenance	-	-	-	-
	Sales promotion expenses	1	1	3	2
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	1
	Computer maintenance	-	-	-	-
	Power and fuel	-	-	-	-
	Insurance charges	-	-	-	-
	Rates and taxes	-	-	-	-
	Bank charges and commission	-	-	-	-
	Miscellaneous expenses	-	1	-	-
		189	189	730	719
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	61	45	223	172
	Overseas group health insurance	-	-	(2)	-
	Contribution to provident and other funds	3	3	12	11
	Professional charges	52	37	167	137
	Telephone charges	30	26	117	106
	Power and fuel	27	22	106	88
	Traveling and conveyance	23	24	92	85
	Overseas travel expenses	4	3	14	15
	Visa charges and others	1	1	1	2
	Office maintenance	34	25	120	95
	Guest house maintenance*	-	1	2	2
	Insurance charges	5	8	20	27
	Printing and stationery	3	3	13	13
	Donations	5	5	20	21
	Rent	4	2	15	14
	Advertisements	1	2	6	8
	Repairs to building	8	7	22	23
	Repairs to plant and machinery	5	5	18	15
	Rates and taxes	8	6	34	24
	Professional membership and seminar participation fees	2	2	9	9
	Postage and courier	2	2	9	8
	Books and periodicals	1	1	4	5
	Provision for bad and doubtful debts	6	1	42	24
	Provision for doubtful loans and advances	-	1	-	1
	Commission to non-whole time directors	1	-	4	2
	Freight charges	-	-	1	1
	Bank charges and commission	-	-	1	1
	Research grants	1	6	5	13
	Auditor’s remuneration
	statutory audit fees	1	-	1	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Miscellaneous expenses	1	1	3	5
		289	239	1,079	927
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	174	82	650	182
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	-	33	4	116
	Miscellaneous income (refer to note 23.2.15)	6	8	24	35
	Exchange (losses) / gains	(47)	(3)	5	42
		133	120	683	375
	*includes tax deducted at source	20	9	86	31
15	PROVISION FOR TAXATION
	Income taxes*	308	20	819	375
	MAT credit entitlement	(112)	-	(169)	-
	Deferred taxes	(2)	(8)	(20)	(23)
		194	12	630	352
*Refer to note 23.2.12
in Rs. crore
Schedules to Cash Flow Statements for the		Year ended March 31,
		2008	2007
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,705	1,199
	Add: Gratutity transitional liability	9	9
	Gratuity obligation - unamortised amount relating to plan amendment (refer to Note 23.2.23)	(33)	-
	Less: Deposits with financial institutions included in cash and cash equivalents**	(1,260)	(140)
	Interest accrued but not due	(186)	(51)
	MAT credit entitlement	(169)	-
	Advance income taxes separately considered	(215)	(352)
		851	665
	Less: Opening balance considered	(665)	(485)
		186	180
	* includes loans to subsidiary and net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	3,731	1,824
	Add/ (Less): unclaimed dividend	(2)	(2)
	Due to option holders of Infosys BPO	-	(2)
	Gratuity obligation - unamortised amount relating to plan amendment	(33)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(381)	(207)
	Dividends	(1,559)	(371)
	Dividend Taxes	(265)	(63)
		1,491	1,179
	Less: Opening balance considered*	(1,179)	(832)
		312	347
	*Adjusted for liability towards intellectual property rights (Refer to note 23.2.21)
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	630	352
	Add/(Less): Increase/(Decrease) in advance income taxes	(137)	85
	Increase/(Decrease) in deferred taxes	20	23
	Increase/(Decrease) in MAT entitlement credit	169	-
	Income tax benefit arising from exercise of stock options	(25)	(19)
	(Increase)/Decrease in income tax provision	(174)	(20)
		483	421
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the Balance Sheet*	1,067	1,057
	Less: Opening Capital work-in-progress	(957)	(571)
	Add: Closing Capital work-in-progress	1,260	957
		1,370	1,443
	* Excludes Rs. Nil (Rs 41 crore) towards movement of land from Leasehold to Freehold
20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	964	839
	Add: Provisions on investments	-	2
		964	841
	Less: Investment in subsidiaries	(125)	(649)
	Profit on sale of liquid mutual funds	-	(11)
	Opening balance considered	(839)	(876)
		-	(695)
	* Refer to note 23.2.16 for investment and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	6,429	5,470
	Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,260	140
		7,689	5,610
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
22	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	51	25
	Add: Interest and dividend income	654	298
	Less: Interest acrrued but not due closing balance	(186)	(51)
		519	272

Schedules to the Financial Statements for the quarter and year ended March 31, 2008

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementat ion, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1 Significant accounting policies

23.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2008. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Management evaluates all recently issued or revised accounting standards on an on-going basis.

Pursuant to ICAI Announcement “Accounting for Derivatives” on the early adoption of Accounting Standard AS 30 “Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements

23.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

23.1.7 Retirement benefits to employees

23.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

23.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10 Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in ex cess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares i ssues effected prior to the approval of the financial statements by the board of directors.

23.1.13. Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

23.1.15 Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

23.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Salaries and bonus including overseas staff expenses#	2,015	1,619	7,531	6,010
Contribution to provident and other funds	49	42	184	156
Staff welfare
Staff welfare	15	13	52	44
Overseas group health insurance*	36	34	41	104
Overseas travel expenses	101	103	395	390
Visa charges and others	31	26	137	113
Traveling and conveyance	24	25	95	88
Technical sub-contractors - subsidiaries	198	187	773	633
Technical sub-contractors - others	35	61	202	231
Software packages	-	-	-	-
For own use	59	51	213	193
For service delivery to clients	3	5	25	25
Professional charges	53	44	185	160
Telephone charges	32	27	125	112
Communication expenses	16	12	57	53
Power and fuel	27	22	106	88
Office maintenance	34	25	120	95
Guest house maintenance**	-	1	2	2
Commission and earnout charges	4	1	14	24
Brand building	14	25	55	69
Rent	13	12	50	47
Insurance charges	5	8	20	27
Computer maintenance	9	6	24	21
Printing and stationery	3	3	14	15
Consumables	3	5	18	22
Donations	5	5	20	21
Advertisements	1	3	10	11
Marketing expenses	2	7	15	25
Repairs to building	8	7	22	23
Repairs to plant and machinery	5	5	18	15
Rates and taxes	8	6	34	24
Professional membership and seminar participation fees	2	2	9	9
Postage and courier	2	2	9	8
Provision for post-sales client support and warranties	26	1	46	12
Books and periodicals	1	1	4	5
Provision for bad and doubtful debts	6	1	42	24
Provision for doubtful loans and advances	-	1	-	1
Commission to non-whole time directors	1	-	4	2
Sales promotion expenses	1	1	3	2
Freight charges	-	-	1	1
Bank charges and commission	-	-	1	1
Auditor’s remuneration	-	-	-	-
statutory audit fees	1	-	1	-
Certification charges	-	-	-	-
Others	-	-	-	-
Out-of-pocket expenses	-	-	-	-
Research grants	1	6	5	13
Miscellaneous expenses	1	2	3	5
	2,850	2,407	10,685	8,924
Fringe Benefit Tax (FBT) in India included in the above	5	5	17	17
# During the year, the Company paid an amount of Rs. 102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible overtime payment to certain employees.
* The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs.71 crore was written back.
**for non-training purposes

23.2.2. Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	600	655
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	2
Claims against the company, not acknowledged as debts*	3	15
(Net of Amount Rs. 101 crore (Rs. 238 crore ) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 521,000,000	US $ 165,000,000
(Equivalent approximate in Rs. crore)	2,085	711
In Euro	€ 1,00,00,000	€ 20,00,000
(Equivalent approximate in Rs. crore)	63	12
In GBP	-	£55,00,000
(Equivalent approximate in Rs. crore)	-	47
Options outstanding
Range barrier options in US $	US $ 100,000,000	US $ 205,000,000
(Equivalent approximate in Rs. crore)	400	884
Euro Accelerator in Euro	€ 1,20,00,000	€ 2,40,00,000
(Equivalent approximate in Rs. crore)	76	138
Target Redemption structure (GBP)	-	£1,60,00,000
(Equivalent approximate in Rs. crore)	-	136
Euro Forward extra	€ 50,00,000	-
(Equivalent approximate in Rs. crore)	32	-
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore ( Rs 234 crore), including interest of Rs 18 crore ( Rs 51 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.The matter is pending before the Commissioner of Income tax ( Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the company’s net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Nil (Rs. 995 crore as at March 31, 2007).

23.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Capital goods	68	49	296	258
Software packages	1	5	8	8
	69	54	304	266

23.2.5. Activity in foreign currency

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Earnings in foreign currency (on receipts basis)
Income from software services and products	3,524	3,248	14,468	12,143
Interest received on deposits with banks	7	3	22	13
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	97	93	400	363
Professional charges	21	22	74	70
Technical sub-contractors - subsidiaries	198	181	753	612
Other expenditure incurred overseas for software development	1,348	1,249	5,257	4,342
Net earnings in foreign currency (on the receipts and payments basis)	1,867	1,706	8,006	6,769

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter and year ended March 31, 2008 and March 31, 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Lease rentals recognized during the period	13	12	50	47

in Rs. Crore
Lease obligations	As at
	March 31, 2008	March 31, 2007
Within one year of the balance sheet date	28	32
Due in a period between one year and five years	88	92
Due after five years	24	44
	140	168

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2008 and March 31, 2007 :

in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	58	13	45
	46	9	37
Plant and machinery	22	13	9
	20	11	9
Computer equipment	2	2	-
	2	2	-
Furniture & fixtures	10	8	2
	12	10	2
Total	92	36	56
	80	32	48

The aggregate depreciation charged on the above during the quarter and year ended March 31, 2008 amounted to Rs.3 crore and Rs.9 crore respectively. (Rs.2 crore and Rs.10 crore respectively for the quarter and year ended March 31, 2007.)
The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 23.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	March 31, 2008	March 31, 2007
Within one year of the balance sheet date	4	12
Due in a period between one year and five years	-	4
Due after five years	-	-
	4	16

The rental income from Infosys BPO for the quarter and year ended March 31, 2008 amounted to Rs. 5 crore and Rs.18 crore (Rs. 5 crore and Rs. 17 crore for the quarter and year ended March 31, 2007)

23.2.7. Related party transactions

List of related parties:

Name of the related party	Country	Holding, as at
		March 31, 2008	March 31, 2007
Infosys BPO	India	99.98%	98.92%#
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	-
Infosys BPO s. r. o *	Czech Republic	99.98%	98.92%
P-Financial Services Holding B.V. Netherlands **	Netherlands	99.98%	-
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.
**P-Financial Services Holding B.V. Netherlands is a wholly owned subsidiary of Infosys BPO
 # Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 23.2.6, for the quarter and year ended March 31, 2008 and 2007 are as follows:

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Capital transactions:
Financing transactions
Infosys BPO	22	83	22	612
Infosys China	-	14	-	23
Infosys Mexico	-	-	22	-
Infosys Consulting	-	-	81	14
Loans
Infosys China	-	-	10	8
Revenue transactions:
Purchase of services
Infosys BPO (Including Infosys BPO s.r.o)	-	-	-	8
Infosys Australia	121	125	482	397
Infosys China	15	8	54	37
Infosys Consulting	61	53	231	189
Infosys Mexico	2	-	3	-
Purchase of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	5	1	11	3
Interest Income
Infosys China	-	-	1	1
Sale of services
Infosys Australia	2	-	4	3
Infosys China	-	-	-	2
Infosys Consulting	-	-	1	3
Sale of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	12	9	44	19
Infosys Consulting	1	-	2	2

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2008 and year ended March 31, 2007:

in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Loans and advances
Infosys China	32	22
Debtors
Infosys China	8	2
Infosys BPO (Including Infosys BPO s.r.o)	-	-
Creditors
Infosys China	7	5
Maximum balances of loans and advances
Infosys BPO (Including Infosys BPO s.r.o)	2	2
Infosys Australia	31	24
Infosys China	32	25
Infosys Consulting	16	14
Sundry Creditors
Infosys Mexico	-	-

During the quarter and year ended March, 2008, an amount of Rs. 5 crore and Rs. 20 crore (Rs. 5 crore and Rs.19 crore for the quarter and year ended March 31, 2007 ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2008 and March 31, 2007 have been detailed in Schedule 23.3 since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Whole-time directors
Salary	2	1
Contributions to provident and other funds	-	-
Perquisites and incentives	5	3
Total remuneration	7	4
Non-Whole-time directors
Commission	4	2
Sitting fees	-	-
Reimbursement of expenses	1	-
Total remuneration	5	2

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore
Particulars	Year ended March 31,
	2008	2007
Net Profit after tax from Ordinary activities	4,470	3,777
Add:
Whole-time directors' remuneration	7	4
Directors' sitting fees	-	-
Commission to non-whole time-directors	4	2
Provision for bad and doubtful debts	42	24
Provision for doubtul loans and advances	-	1
Provision on investments	-	2
Depreciation as per books of accounts	546	469
Provision for taxation	630	352
	5,699	4,631
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	546	469
Profit of a capital nature	-	-
Net profit on which commission is payable	5,153	4,162
Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	52	42
Maximum approved by the share holders (0.5%)	26	21
Commission approved by the Board	4	2
* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

During the year ended March 31, 2008 and 2007, Infosys BPO has provided for commission of Rs.0.12 and Rs 0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Revenue	47	52	201	167

23.2.10. Dues to small-scale industrial undertakings and dues to micro enterprises and small enterprises

As at March 31, 2008 the company has no outstanding dues to micro enterprises and small enterprises/small-scale industrial undertaking. As at March 31, 2007 the company had no outstanding dues to small-scale industrial undertaking.

23.2.11. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	19,21,491	33,61,110	20,84,124	45,46,480
Granted	-	-	-	-
Less: exercised	3,37,832	12,68,649	5,00,465	22,91,213
forfeited	53,212	8,337	53,212	1,71,143
Options outstanding, end of period	15,30,447	20,84,124	15,30,447	20,84,124

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	16,45,299	1,33,85,990	18,97,840	1,91,79,074
Granted	-	6,38,761	-	6,38,761
Less: exercised	1,03,989	1,20,92,745	2,85,431	1,78,08,689
forfeited	46,617	34,166	1,17,716	1,11,306
Options outstanding, end of period	14,94,693	18,97,840	14,94,693	18,97,840

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 23.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Net Profit:
As Reported	1,182	1,124	4,470	3,783
Less: Stock-based employee compensation expense	4	-	13	-
Adjusted Proforma	1,178	1,124	4,457	3,783
Basic Earnings per share as reported	20.66	19.96	78.24	67.93
Proforma Basic Earnings per share	20.60	19.96	78.00	67.93
Diluted Earnings per share as reported	20.60	19.61	77.98	66.44
Proforma Earnings per share as reported	20.55	19.61	77.74	66.44

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and year ended March 31, 2008, 4,41,821 and 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. During the quarter and year ended March 31, 2008 FBT on exercise of stock options of Rs. 1 crore and Rs. 2 crore respectively has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and loss account.

23.2.12. Income taxes

The provision for taxation is the tax liability in India on the company’s worldwide income. The tax has been computed on the worldwide income as reduced by exempt income in India and related tax credit in India for tax liabilities arising on overseas income sourced from those countries. Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

 Infosys also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 169 crores was carried forward and shown under "Loans and Advances" in the balance sheet as of March 31, 2008.

The tax provision for the quarter ended and for the year ended March 31, 2008 includes a net reversal of Rs 20 crores and Rs 121 crores respectively for liability no longer required.

23.2.13. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	March 31, 2008	March 31, 2007
In current accounts
ABN Amro Bank , Taipei, Taiwan	-	2
Bank of America, Palo Alto, USA	272	293
Citibank NA, Melbourne, Australia	30	36
Citibank NA, Tokyo, Japan	2	1
Deutsche Bank, Brussels, Belgium	5	13
Deutsche Bank, Frankfurt, Germany	5	4
Deutsche Bank, Amsterdam, Netherlands	3	2
Deutsche Bank, Paris, France	2	3
Deutsche Bank, Zurich, Switzerland	1	-
Deutsche Bank, UK	76	5
HSBC Bank PLC, Croydon, UK	2	11
Royal Bank of Canada, Toronto, Canada	12	7
Deutsche Bank, Spain	2	1
Nordbanken, Stockholm, Sweden	1	-
Svenska Handelsbanken, Sweden	1	-
	414	378

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	2	2	2
Bank of America, Palo Alto, USA	559	573	637	573
Citibank NA, Melbourne, Australia	126	95	126	95
Citibank NA, Tokyo, Japan	13	8	14	30
Deutsche Bank, Brussels, Belgium	27	20	38	29
Deutsche Bank, Frankfurt, Germany	20	31	20	31
Deutsche Bank, Amsterdam, Netherlands	3	2	3	5
Deutsche Bank, Paris, France	5	6	5	6
Deutsche Bank, Spain	2	1	2	1
Deutsche Bank, Zurich, Switzerland	15	9	15	13
Deutsche Bank, UK	311	26	311	26
HSBC Bank PLC, Croydon, UK	15	97	32	237
Nordbanken, Stockholm, Sweden	1	1	1	2
Royal Bank of Canada, Toronto, Canada	17	10	17	15
Svenska Handels Bank, Stockholm, Sweden	2	1	2	1
UFJ Bank, Tokyo, Japan	1	3	3	34
Morgan Stanley Bank,US-Account	9	-	9	-
ABN Amro Bank, Copenhagen, Denmark	-	-	-	-
Citibank NA, Singapore	-	-	-	-
Citibank NA, Thailand	-	-	-	-

 23.2.14. Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	March 31, 2008	March 31, 2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	-
GE Capital Services India	260	140
Life Insurance Corporation of India	161	121
	1,421	261

Maximum balance(Including accured Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,031	510	1,031	510
GE Capital Services India	312	382	312	382
Life Insurance Corporation of India	161	132	161	132

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

23.2.15. Fixed assets

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Charged during the period	8	12	16	26

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2008.

23.2.16. Details of Investments

in Rs. crore
Particulars	As at
	March 31, 2008	March 31, 2007
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	9	-
NIL (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
NIL (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	-	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
563 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
337 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
	11	11
Less: Provision for investment	11	11
	-	-
* During the year all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.

Details of investments in and disposal of securities during the quarter and year ended March 31, 2008 and 2007:

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Investment in securities
Subsidiaries	22	96	125	649
Long-term investments	-	-	-	-
Liquid Mutual funds	-	860	1,518	4,341
	22	956	1,643	4,990
Redemption / Disposal of Investment in securities
Long-term investments	-	-	-	-
Liquid Mutual funds	-	2,910	1,518	5,025
	-	2,910	1,518	5,025
Net movement in investments	22	(1,954)	125	(35)

Investment purchased and sold during the year ended March 31, 2008:

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost
Reliance Liquidity Fund - Treasury Plan	10	24,20,31,906	242
Birla Cash Plus Fund- Institutional Plan	10	14,97,08,069	150
Tata Liquid Super High Investment Fund- Monthly Dividend	1000	9,75,757	110
Birla Liquid Plus Fund- Institutional Plan	10	9,99,96,063	100
Deutsche Insta Cash Plus Fund - Institutional Plan	10	9,98,32,115	100
Deutsche Money Plus Fund - Institutional Plan	10	9,88,84,670	100
DSP Merrill Lynch Liquid Fund - Institutional Plan	1000	4,49,824	45
DSP Liquid plus - Institutional Plan	1000	4,49,824	45
Franklin Floating Rate - Institutional Plan	10	7,47,75,059	75
Templeton India Treasury Mang Acct - Institutional Plan	1000	7,38,016	75
HSBC - Cash Fund Institutional Plan	10	9,99,56,442	100
HSBC Liquid Plus - Institutional Plan	10	9,91,02,655	100
ICICI Institutional Liquid Plus	10	9,50,63,038	100
Grindlays Cash Fund - Institutional Plan	1000	4,99,985	50
SCB-Grindlays Floating Rate Fund - Institutional Plan	10	4,98,93,280	50
Sundaram Liquid Plus Super - Institutional Plan	10	7,41,34,846	75

Particulars of investments made during the quarter and year ended March 31, 2008 and 2007:

in Rs. crore
Particulars of investee companies	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Infosys Con	-	-	81	14
Infosys Mexico	-	-	22	-
Infosys China	-	14	-	23
Infosys BPO	22	82	22	612
	22	96	125	649
* Includes an amount of Rs. 12 crore towards fair value of Infosys BPO options swapped with equivalent Infosys options and Rs. 2 crore due to option holders of Infosys BPO relating to option purchases paid during the year March 31, 2008.

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006.

 In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys had paid an aggregate of Rs 71 crore for the purchase of shares and options and had granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO had increased by Rs 83 crore and reserves had increased by 12 crore in March 2007.

In February 2008, Infosys paid an aggregate of Rs 22 crore to complete the deferred purchase of 3,60,417 shares from certain employees of Infosys BPO. Consequent to this purchase, Infosys holding in Infosys BPO increased to 99.98% as at March 31, 2008.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc. As of March 31, 2008, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

Conversion of Cumulative Preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 cr ore was remitted to CIFC on the same date.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the quarter and year ended March 31, 2008 amounted to Rs. Nil and Rs. Nil respectively. (Nil and Rs 2 crore respectively for quarter and year ended March 31, 2007).

The company provided Rs. Nil and Rs. 1 crore during the year ended on March 31, 2008 and 2007 on revision of the carrying amount of non-trade current investments to fair value.

Redemption of preference shares

On September 7, 2007 the company realised Rs. 0.36 crore on redemption of the preference shares in M-Commerce Ventures Pte. Limited, Singapore ("M-Commerce"). There were no such transactions in the quarter or year ended March 31, 2007. The entire investment in M-Commerce was fully provided for in earlier years. Accordingly, the realised gain was taken to the profit and loss account and the provision written back.

23.2.17. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended March 31, 2008 and 2007:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,467	684	910	532	642	4,235
	1,329	471	742	403	610	3,555
Identifiable operating expenses	619	298	371	228	273	1,789
	570	189	313	168	273	1,513
Allocated expenses	368	171	228	133	161	1,061
	335	118	187	101	153	894
Segmental operating income	480	215	311	171	208	1,385
	424	164	242	134	184	1,148
Unallocable expenses						142
						133
Operating income						1,243
						1,015
Other income (expense), net						133
						121
Net profit before taxes and exceptional items						1,376
						1,136
Income taxes						194
						12
Net profit after taxes and before exceptional items						1,182
						1,124
Income on sale of investments (net of taxes)						-
						-
Net profit after taxes and exceptional items						1,182
						1,124

Industry Segments

Year ended March 31, 2008 and 2007:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,706	2,291	3,215	1,945	2,491	15,648
	4,951	1,805	2,409	1,386	2,598	13,149
Identifiable operating expenses	2,426	1,028	1,401	836	1,085	6,776
	2,139	767	1,016	588	1,111	5,621
Allocated expenses	1,424	572	804	485	624	3,909
	1,244	454	605	348	652	3,303
Segmental operating income	1,856	691	1,010	624	782	4,963
	1,568	584	788	450	835	4,225
Unallocable expenses						546
						469
Operating income						4,417
						3,756
Other income (expense), net						683
						373
Net profit before taxes and exceptional items						5,100
						4,129
Income taxes						630
						352
Net profit after taxes and before exceptional items						4,470
						3,777
Income on sale of investments (net of taxes)						-
						6
Net profit after taxes and exceptional items						4,470
						3,783

Geographic Segments

Quarter ended March 31, 2008 and 2007:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,643	1,170	58	364	4,235
	2,244	921	55	335	3,555
Identifiable operating expenses	1,137	451	5	196	1,789
	967	354	9	183	1,513
Allocated expenses	662	293	15	91	1,061
	564	232	14	84	894
Segmental operating income	844	426	38	77	1,385
	713	335	32	68	1,148
Unallocable expenses					142
					133
Operating income					1,243
					1,015
Other income (expense), net					133
					121
Net profit before taxes and exceptional items					1,376
					1,136
Income taxes					194
					12
Net profit after taxes and before exceptional items					1,182
					1,124
Income on sale of investments (net of taxes)					-
					-
Net profit after taxes and exceptional items					1,182
					1,124

Geographic Segments

Year ended March 31, 2008 and 2007:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	9,873	4,207	219	1,349	15,648
	8,395	3,393	214	1,147	13,149
Identifiable operating expenses	4,308	1,668	46	754	6,776
	3,636	1,314	53	618	5,621
Allocated expenses	2,466	1,050	56	337	3,909
	2,110	853	53	287	3,303
Segmental operating income	3,099	1,489	117	258	4,963
	2,649	1,226	108	242	4,225
Unallocable expenses					546
					469
Operating income					4,417
					3,756
Other income (expense), net					683
					373
Net profit before taxes and exceptional items					5,100
					4,129
Income taxes					630
					352
Net profit after taxes and before exceptional items					4,470
					3,777
Income on sale of investments (net of taxes)					-
					6
Net profit after taxes and exceptional items					4,470
					3,783

23.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2008 the company has provided for doubtful debts of Rs.20 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Interim dividend for Fiscal 2008	10,92,19,011	-	-	66	-
Interim dividend for Fiscal 2007	7,76,06,280	-	-	-	39
Final dividend for Fiscal 2007	10,92,18,536	-	-	71	-
Silver Jubilee special dividend*	7,70,94,270	-	-	-	116
Final dividend for Fiscal 2006*	7,70,94,270	-	-	-	33
 * Adjusted for bonus issue

 23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,18,27,067	56,27,77,938	57,13,98,340	55,68,52,339
Add: Effect of dilutive issues of shares/stock options	14,77,588	99,53,862	19,08,547	1,24,90,355
Number of shares considered as weighted average shares and potential shares outstanding	57,33,04,655	57,27,31,800	57,33,06,887	56,93,42,694

23.2.21 Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crores (US $4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other income.

23.2.22 Exceptional items

During the year ended March,31,2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies. During the year ended March 31, 2007, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

23.2.23 Gratuity Plan

 Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Obligations at period beginning	221	180
Service Cost	47	44
Interest cost	16	14
Actuarial (gain)/loss	(9)	-
Benefits paid	(21)	(17)
Amendment in benefit plans	(37)	-
Obligations at period end	217	221
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	221	167
Expected return on plan assets	18	16
Actuarial gain/(loss)	2	3
Contributions	9	52
Benefits paid	(21)	(17)
Plans assets at period end, at fair value	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	229	221
Present value of the defined benefit obligations at the end of the period	217	221
Asset recognized in the balance sheet	12	-
Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

 in Rs. Crore
	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Gratuity cost for the period
Service cost	15	10	47	44
Interest cost	4	4	16	14
Expected return on plan assets	(5)	(4)	(18)	(16)
Actuarial (gain)/loss	(7)	-	(11)	(3)
Amortizations(Reduction in benefit)	(1)	-	(4)	-
Net gratuity cost	6	10	30	39
Assumptions
Interest rate			7.92%	7.99%
Estimated rate of return on plan assets			7.92%	7.99%

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2008 amounted to Rs 33 crores and shown under "Current Liabilities".

23.2.24 Provident Fund

The Guidance on Implementing AS 15, Employee benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

23.2.25 Cashflow Statement

23.2.25.a

The balance of cash and cash equivalents includes Rs.2 crore as at March 31, 2008 (Rs. 2 crore as at March 31, 2007) set aside for payment of dividends.

23.2.25.b Restricted Cash

Deposits with financial institutions and body corporate as at March 31, 2008 include an amount of Rs. 161 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		March 31, 2008	March 31, 2007
3	Fixed assets
	Additions
	Vehicles	-	-
	Deductions/retirements
	Plant and Machinery	146.47	0.34
	Furniture and Fixtures	129.24	0.15
	Depreciation & Amortization for the period
	Vehicles	0.36	1.00
7	Cash in Hand	-	-
23.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	-	0.08
23.2.13	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.01	0.04
	- ABN Amro Bank , Taipei, Taiwan	0.23	1.51
	- Citibank NA, Singapore	0.02	0.03
	- Citibank NA, Thailand	0.31	0.16
	- Nordbanken, Stockholm, Sweden	0.89	0.05
	- Svenska Handels Bank, Stockholm, Sweden	1.23	0.01
	- UFJ Bank, Tokyo, Japan	0.00	0.06
	- Deutsche Bank, Zurich, Switzerland	1.34	0.21
23.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Profit & Loss	Provision for investments	-	(0.97)	(0.36)	2.02
12	Selling and Marketing expenses
	Visa charges and others	0.53	-	2.17	-
	Printing & Stationery	0.31	0.44	1.16	-
	Office maintenance	0.08	0.04	0.39	0.26
	Computer maintenance	(0.09)	0.01	0.02	0.09
	Advertisement	0.49	-	4.21	-
	Software Packages for own use	0.03	0.07	0.12	0.50
	Communication Expenses	0.53	0.25	1.33	0.75
	Rates and Taxes	0.00	-	0.02	-
	Consumables	0.05	0.06	0.23	0.31
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.24	0.44	0.54	0.56
	Overseas group health insurance	(0.02)	(0.06)	(2.30)	(0.11)
	Commission to non-whole time directors	1.05	0.39	4.07	1.83
	Visa charges others	0.47	-	0.59	2.40
	Auditor’s remuneration :
	Statutory audit fees	0.16	0.13	0.64	0.46
	Others	0.11	0.03	0.11	0.04
	Certification Charges	0.01	-	0.05	0.04
	Out-of-pocket expenses	0.01	-	0.03	0.03
	Freight charges	0.13	0.30	0.76	0.93
	Bank charges and commission	0.24	0.25	1.08	1.24

23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.24	0.44	0.54	0.56
	Commission to non whole time directors	1.05	0.39	4.07	1.83
	Guest house maintenance	0.32	-	2.71	2.23
	Auditor’s remuneration
	Statutory audit fees	0.16	0.13	0.64	0.48
	Others	0.11	0.03	0.11	0.04
	Certification Charges	0.01	-	0.05
	Out-of-pocket expenses	0.01	-	0.03	0.03
	Bank charges and commission	0.24	0.25	1.08	1.24
	Freight charges	0.13	0.30	0.76	0.93
23.2.7	Related Party Transactions
	Revenue Transactions
	Purchase of shared services including facilities and personnel	-	0.33	-	-
	Interest Income - Infosys China	0.48	-	0.96	-
	Sale of services - Infosys consulting	-	0.28	0.36	0.28
	Sale of services - Infosys BPO (including Infosys BPO s.r.o)	-	0.49	-	0.49
23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.13	0.04	0.18	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	-	(0.02)	(0.01)	(0.05)
	Profit/(loss) on disposal of fixed assets, net	0.13	0.02	0.17	0.12
23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.01	0.11	0.25	0.11
	- Citibank NA, Singapore	0.04	0.10	0.08	0.19
	- Citibank NA, Sharjah, UAE	-	0.08	-	0.18
	- Citibank NA, Thailand	0.33	0.16	0.33	0.16
	- Bank of china, Beijing, China	-	-	-	0.02

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2008	2007
Cash Flow	Profit/ loss on sale of fixed assets	0.17	0.12
Statement	Proceeds on disposal of fixed assets	0.38	0.40
	Provisions for investments	(0.36)	2.02

Transactions with key management personnel

 Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2008 and 2007 :

in Rs. crore
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy *	-	-	-	-
	-	-	-	-
	-	-	-	-
	0.06	0.02	0.21	0.29
Co-Chairman
Nandan M Nilekani	0.06	0.01	0.18	0.25
	0.04	0.01	0.09	0.14
	0.21	0.05	0.56	0.82
	0.16	0.04	0.33	0.53
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.06	0.01	0.18	0.25
	0.04	0.01	0.09	0.14
	0.21	0.05	0.55	0.81
	0.16	0.04	0.34	0.54
Chief Operating Officer
S D Shibulal	0.06	0.01	0.17	0.24
	0.04	0.01	0.09	0.14
	0.20	0.05	0.53	0.78
	0.13	0.04	0.29	0.46
Whole-time Directors
K Dinesh	0.06	0.01	0.18	0.25
	0.03	0.01	0.09	0.13
	0.21	0.05	0.56	0.82
	0.13	0.04	0.33	0.50
T V Mohandas Pai	0.09	0.03	0.44	0.56
	0.06	0.02	0.16	0.24
	0.33	0.11	1.36	1.80
	0.24	0.08	0.60	0.92
Srinath Batni	0.08	0.02	0.27	0.37
	0.05	0.01	0.13	0.19
	0.31	0.08	0.88	1.27
	0.20	0.04	0.50	0.74
Chief Financial Officer
V Balakrishnan	0.06	0.02	0.06	0.14
	0.04	0.01	0.13	0.18
	0.26	0.08	0.70	1.04
	0.17	0.05	0.56	0.78
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.15	-	-	0.15
	0.05	-	-	0.05
	0.56	-	0.01	0.57
	0.23	-	-	0.23
Prof.Marti G. Subrahmanyam	0.12	-	0.01	0.13
	0.04	-	0.06	0.10
	0.47	-	0.12	0.59
	0.21	-	0.11	0.32
David L. Boyles	0.12	-	-	0.12
	0.04	-	-	0.04
	0.47	-	-	0.47
	0.21	-	-	0.21
Dr.Omkar Goswami	0.10	-	-	0.10
	0.04	-		0.04
	0.44	-	0.01	0.45
	0.19	-	0.02	0.21
Sen. Larry Pressler	-	-	-	-
	0.01	-	-	0.01
	-	-	-	-
	0.04	-	0.03	0.07
Rama Bijapurkar	0.10	-	-	0.10
	0.04	-	-	0.04
	0.44	-	0.01	0.45
	0.21	-	0.01	0.22
Claude Smadja	0.10	-	0.08	0.18
	0.04	-	0.03	0.07
	0.42	-	0.20	0.62
	0.21	-	0.20	0.41
Sridar A Iyengar	0.12	-	-	0.12
	0.04	-	0.05	0.09
	0.46	-	0.09	0.55
	0.21	-	0.13	0.34
Jeffrey S. Lehman	0.11	-	0.02	0.13
	0.03	-	-	0.03
	0.43	-	0.02	0.45
	0.18	-	-	0.18
N R Narayana Murthy *	0.13	-	-	0.13
	0.05	-	-	0.05
	0.50	-	-	0.50
	0.14	-	-	0.14
* Appointed as Additional Director effective August 21, 2006